UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2 )*

CKE RESTAURANTS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

12561 E 105

(CUSIP Number)

RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134 — (702) 240-5100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Dec. 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0-23034	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSON Richard H. Pickup, an individual - ####-##-####
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DITO DEVCAR, LP - #88-0294387
CRUT II - #33-0563297
Pickup Family Trust - #33-6123575
Dito Devcar Corporation, a Nevada corporation - #88-0294385
Dito Caree, LP, a Nevada limited partnership - #88-0303506
Plus Four Equity Partners, limited partnership - #88-0499778
TB Fund, LLC, a Nevada limited liability company - #88-0483391
TD Investments, LLC, a Nevada limited liability company - #86-0370064

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* FF and WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Richard H. Pickup is a resident of the State of Nevada and a citizen the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Richard H. Pickup - 0
Dito Devcar Corporation - 808,600
Pickup Family Trust - 1,500,000
Dito Caree, LP - 895,700
TB Fund, LLC - 350,000
TD Investments, LLC - 300,200
DITO DEVCAR, LP - 250,000
CRUT II - 140,000
Plus Four Equity Partners, LP - 100,000

	8	SHARED VOTING POWER NONE

	9	SOLE DISPOSITIVE POWER (SAME AS ITEM 7 ABOVE)

	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (SAME AS ITEM 7 ABOVE) TOTAL SHARES OWNED - 4,344,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Dito Devcar Corporation - 1.40%
Pickup Family Trust - 2.60%
Dito Caree, LP - 1.56%
TB Fund, LLC - 0.61%
TD Investments, LLC - 0.52%
DITO DEVCAR, LP - 0.43%
CRUT II - 0.24%
Plus Four Equity Partners, LP - 0.17%
TOTAL - 7.54%

14	TYPE OF REPORTING PERSON*
Richard H. Pickup - IN                           TB Fund LLC - CO
Dito Devcar Corporation - CO             TD investments LLC - CO
Pickup Family Trust - CO                     Dito Devcar, LP - CO
Dito Caree, LP - PN                                CRUT II - CO
Plus Four Equity Partners, LP - PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of Common Stock (“Shares”) of CKE Restaurants, Inc., a Delaware corporation (“CKE”) whose executive offices are located at 6307 Carpinteria Ave, Suite A, Carpinteria, CA 93013. Shares of CKE are traded on the NYSE under the trading symbol of CKR.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is an original filing and is filed by Dito Caree, LP, a Nevada limited partnership (“Caree”), Richard H. Pickup, an individual (“Mr. Pickup”), Dito Devcar Corporation, a Nevada corporation (“Devcar”), Pickup Family Trust (“Pickup Trust”), TB Fund, LLC, a Nevada limited liability company, (“TB Fund”), TD Investments, LLC, a Nevada liability company, (“TD Investments”), Dito Devcar, LP, a Nevada Limited Partnership (Dito LP) and CRUT II, a Charitable Interest, (CRUT II) Plus Four Equity Partners, LP, A Nevada Limited Partnerships. It is acknowledged that Mr. Pickup, directly or indirectly, controls for securities law purposes or is a beneficiary of each of the entities identified as holding Shares. By reason of his control or beneficial interest in such entities, it is acknowledged that Mr. Pickup and each of the entities identified herein are a “group” concerning the acquisition and holding of Shares, although no formal arrangement, agreement or understanding has been entered into by and between Mr. Pickup and/or any of the entities concerning the Shares, the holding or disposition of the Shares, or the acquisition of additional Shares.

     The filing of this Schedule 13D is to disclose the acquisition of Shares by the reporting entities which, based upon a total of 57,595,063 Shares, represents over 5% of the issued and outstanding Shares of CKE.

     Over the past five years, none of the filing persons, nor any of the entities identified hereinabove, including any officer or director of any corporation identified herein, or any trustee of any trust identified herein, or any general partner of any partnership identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

     Although Richard H. Pickup is the controlling person or beneficiary of the reporting entities, and it is acknowledged that he exercises sufficient control in order to consider the entities to be treated with Mr. Pickup as a “group,” there exists no agreements or understandings, either in writing or orally, between Mr.

Pickup and any other reporting entity concerning the Shares, nor as between any of the reporting entities concerning their Shares, nor the holding, voting or acquisition or disposition of any Shares of Epicor.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The transaction giving rise to the filing of this Schedule 13D involves the acquisition by certain of the reporting entities of Shares of CKE, which acquisitions have resulted in the reporting entities, as a “group,” holding more than 5% of all of the issued and outstanding Shares of Epicor.

     All Shares acquired by the reporting entities were acquired in open market brokered transactions, with those Shares acquired between Oct. 7 - Dec. 3, being acquired at the price per Share and at the total cost as disclosed in Item 5 hereinbelow.

     All Shares acquired by the reporting entities were acquired by cash transactions which were acquired by use of funds representing working capital or principal funds of each of the entities acquiring Shares.

ITEM 4. PURPOSE OF TRANSACTION

     Each of the filing persons has purchased the Shares of CKE for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons (or any other person or entity) concerning the formation of any group nor the taking of any form of group action. From time to time, as existing shareholders of CKE, certain of the reporting entities may have made inquiries of CKE concerning its business operations; however, no form of proposal, understanding or any other form of arrangements have been made, proposed or discussed during at any time with CKE, or any of its management personnel.

     None of the filing persons have entered into any commitment, understanding or binding obligation with one or more of the filing persons or any third party concerning the acquisition or disposition of Shares. Rights of the filing persons shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of CKE common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short term or long term.

     None of the filing persons has any present plans or proposals which may relate to our result in:

     A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer;

     B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

     C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as may be elected by shareholders vote);

     E. Any material change in the present capitalization or dividend policy of the issuer;

     F. Any material change in the issuer’s business or corporate structure;

     G. Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     J. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     As of the date of this filing, the filing persons as a group own 4,344,500 Shares of CKE. A portion of the Shares held for ownership were acquired in open-market transactions between October 7 - December 3, 2003 and are basis for the 13-D filing. The following entities and individuals participated in the open-market transactions as follows:

	SHARES	PRICE	TOTAL CONSID-
ENTITY	ACQUIRED	PER SHARE	ERATION PAID

Dito Devcar LP	50,000	$6.93	$346,858.04
Dito Caree LP	90,200	6.67	601,245.87
TD Investments	23,000	6.70	154,098.28
Dito Devcar Corp	278,100	6.80	1,837,525.68
Plus Four Equity LP	25,000	6.69	$167,230.60

     Total Shares Acquired: 466,300

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     There are no contracts or agreements as to which any of reporting entities or persons are a party. No other form of contract, arrangement, agreement, understanding or relationship, written or oral, exists with respect to the securities of CKE between any of the entities or persons disclosed herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2003	DITO CAREE, LP. a Nevada limited partnership

	By:	GAMEBUSTERS, INC., a Nevada corporation Its General Partner

	By:	/s/ DAVID B. HEHN
David B. Hehn

/s/ RICHARD H. PICKUP
Richard H. Pickup An individual

DITO DEVCAR CORPORATION

	By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, President

PICKUP FAMILY TRUST

	By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, Trustee

TB FUND, LLC. A limited liability company

	By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, Manager

TD INVESTMENTS, LLC. A limited liability company

By:	/s/ DAVID B. HEHN
David B. Hehn, Manager

PICKUP CHARITABLE UNITRUST II

By:	/s/ RICHARD H. PICKUP
Richard H. Pickup, Trustee

DITO DEVCAR, L.P. A NEVADA LIMITED PARTNERSHIP

By:	GAMEBUSTERS, INC.
A Nevada Corporation Its General Partner

By:	/s/ DAVID B. HEHN
David B. Hehn President

Plus Four Equity Partners Limited Partnership A NEVADA LIMITED PARTNERSHIP

By:	PLUS FOUR EQUITY PARTNERS, LLC
A Nevada Limited Liability Company Its Sole Partner

By:	/s/ TODD M. PICKUP
Todd M. Pickup, Manager

By:	/s/ JOSEPH W. MOODY
Joseph W. Moody, Manager